

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Thomas C. Ennis
Chief Executive Officer
TA Holdings 1, Inc. (to be renamed Amplify Snack Brands, Inc.)
500 West 5th Street, Suite 1350
Austin, TX 78701

> **Re: TA Holdings 1, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2015**
> **CIK No. 0001640313**

Dear Mr. Ennis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   With respect to any third-party statements in your prospectus such as the market data by Mintel Group Ltd., Nielson Holdings N.V., and Information Resources, Inc. presented in your disclosure, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.

3.   We received your confidential treatment application with regards to certain portions of information in your exhibits to be filed with this registration statement. Please note that we will provide any comments related to the confidential treatment application under separate cover. Please also confirm your understanding that we cannot accept a request to accelerate the effectiveness of this registration statement until comments on the confidential treatment application have been cleared.

Prospectus Summary, page 1

Industry Overview, page 3

4.   Please revise disclosure on page 4 to clarify, if true, that you currently do not sell any potato chips, cheese snacks or pretzels products.

Our Competitive Strengths, page 4

5.   Please briefly explain what you mean when you state that SkinnyPop is a highly attractive brand for retailers due to its premium price point and sales velocities. As applicable, please disclose here the measurement period in relation to the referenced premium price point and sales.

Summary Consolidated Financial and Other Data, page 11

6.   We note you provide a table in which you appear to sum predecessor and successor periods into a combined 2014 fiscal year. Please provide us with an explanation of your basis for presenting this type of combined information in your submission.

Risk Factors, page 18

We currently depend exclusively on one third-party co-manufacturer and one location, page 19

7.   We note your exclusive reliance on your co-manufacturer for your products. Please expand the risk factor by identifying your co-manufacturer and briefly describing your manufacturing agreement with your co-manufacturer.

A number of our products rely on independent certification, page 21

8.   We note that you rely on independent certification of your non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations to label your products as such. Please clarify whether the labeling on your products from independent parties may also be affected by FDA regulations.

Use of Proceeds, page 50

9.   We note that you will bear all costs, fees and expenses associated with this offering.
        Please provide the estimated expenses for the offering.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 55

10.   Please tell us how your pro forma adjustment to cost of goods sold related to the
        recognition of inventory at fair value is directly attributable to the merger transaction and
        is expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

11.   We note that you recorded a pro forma adjustment to reflect the incremental
        compensation expense associated with the Founder Contingent Compensation that would
        have been recognized if the employment agreements had been in effect for all of 2014.
        Please tell us how this adjustment is directly attributable to the transaction and expected
        to have a continuing impact pursuant to Rule 11-02(b)(6) of Regulation S-X.

12.   Please provide us with additional detail regarding the pro forma adjustments for the
        termination payment to Precision Capital, LLC and the transaction bonuses paid to
        employees to explain how these costs are direct, incremental costs of the merger
        transaction.

13.   Please tell us how you considered providing pro forma financial information for the
        acquisition of Paqui, LLC. Refer to Rule 11-01(a)(2) of Regulation S-X.

Selected Consolidated Financial Data, page 58

14.   We note that you define working capital as the sum of accounts receivable, inventories,
        deferred tax asset - current portion, and other current assets less the sum of accounts
        payable and accrued liabilities. Please note that working capital is defined by FASB
        ASC 210-10-20 as "the excess of current assets over current liabilities." Please revise
        your description of the measure presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
60

The Sponsor Acquisition, page 64

15.   We note that you amended your credit facility in December 2014 and used a majority of
        the proceeds towards payment of a $59.8 million dividend to Topco. Please expand your
        disclosure to include an enhanced discussion of the reasons for paying the special
        dividend and whether it was part of the purchase price related to the Sponsor Acquisition.

Results of Operations, page 65

Non-GAAP Financial Measures, page 66

16. Based on the disclosure in your filing, we note that the non-GAAP measure "Adjusted EBITDA" is used in determining compliance with the covenants associated with your term loan. Please tell us whether management considers these covenants to be a material term of the credit agreement governing your term loan and whether information about these covenants is material to an investor's understanding of your financial condition and/or liquidity. In addition, please tell us how you considered disclosing the amount or limit required for compliance with the covenants and the reasonably likely effect of non-compliance on your financial condition and liquidity. Refer to Item 10(e) of Regulation S-K and, for additional guidance, question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

17. Because adjusted EBITDA is used to determine covenant compliance under the credit agreement governing your term loan, it appears that you should provide a reconciliation of this non-GAAP measure to cash flows from operating activities as the most directly comparable GAAP basis liquidity measure. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Comparison of the Years Ended December 31, 2013 and 2014, page 69

18. We note that you have presented a discussion of your results of operations based on the combined successor 2014 and predecessor 2014 periods. Please tell us how you determined that this is an appropriate basis on which to analyze your operating results.

19. Please revise your disclosure to quantify each causal factor that generated income statement variances between periods. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items. For example, your discussion of the change in net sales addresses volume increases resulting from increases in both the number of distribution points and sales to existing customers and the addition of new customers. Please revise to quantify the impact of each causal factor cited as impacting net sales. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 75

20. You state your belief that you have sufficient liquidity available to meet the demands of working capital requirements, primarily related to your purchases of ingredients and interest and principal payments on your outstanding indebtedness. Please provide additional detail to support this statement considering your near term contractual obligations. Your revised disclosure should identify the anticipated source of funds needed to fulfill these commitments. Refer to Item 303(a)(2) of Regulation S-K.

21.   In connection with the planned corporate reorganization, we note that former equity-interest holders will obtain the right to receive future payments pursuant to a tax receivable agreement. Please provide additional disclosure addressing the potential impact of this agreement to your liquidity position.

Contractual Obligations and Other Commitments, page 79

22.   We note that you expect to pay $25 million in cash related to the Founder Contingent Compensation during 2016. Please expand the related footnote to the contractual obligations table to explain why the full amount of your expected obligation is not included in the table. Also, please provide a cross reference to a section of your submission where the terms of the arrangement are disclosed. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 81

23.   It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page 81

24.   We note that you offer a variety of sales and promotion incentives to your customers and to consumers (i.e., price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays). Please provide additional detail to describe the nature of the programs you offer and to explain how you estimate the resulting impact to your financial statements. As part of your revised disclosure, please describe how accurate your estimates of revenue dilution resulting from sales and promotion incentives have been in the past and the extent to which they are reasonably likely to change in the future.

25.   We note that sales and incentive programs are estimated and recorded as a reduction in net sales. We also note that you charged additions to your allowance for promotional activities to costs and expenses. Please explain the differences between these programs and your methods of accounting.

Valuation of Our Equity Awards, page 83

26.   Please expand your discussion of the methods used to determine the fair value of equity-based compensation awards to provide additional information regarding the nature of the material assumptions involved. In addition, explain the extent to which similar estimates will be necessary to determine the fair value of new awards once your common stock begins trading.

27.   Please provide us with an analysis reconciling any difference between the fair value of the Class C-1 and Class C-2 units granted as equity-based compensation awards and the midpoint of your estimated offering range. Please also tell us about any awards granted after December 31, 2014. This analysis should describe significant intervening events and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. As part of your response, please tell us how many shares of your common stock will be issued in exchange for the outstanding Class C-1 and Class C-2 units.

28.   Reference is made to a Black-Scholes option pricing model used to arrive at the fair value of equity-based compensation awards. However, it does not appear that the equity awards described in your submission are options. Please advise.

Executive Compensation, page 108

Employment Agreements and Termination of Employment and Change in Control Arrangements, page 109

29.   We note that Messrs. Ennis, Goldberg and Shiver are entitled to annual target bonuses. Please disclose the metrics used to determine the bonuses for each named executive officer.

Principal and Selling Stockholders, page 121

30.   Please revise footnote 11 to identify the natural persons with voting or dispositive power with respect to the shares held by TA Associates and its affiliates.

Consolidated Financial Statements

31.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Consolidated Statements of Income, page F-3

32.   It does not appear that cost of goods sold includes depreciation and amortization expense. Please revise the caption for this line item as necessary. Also, it does not appear that gross profit (as a measure of income before depreciation) should be presented on the face of your statements of income. Refer to SAB Topic 11B.

Notes to the Consolidated Financial Statements

Note 1. Business and Basis of Presentation, page F-7

33.   We note your disclosure that the purchase price allocation for the acquisition of SkinnyPop Popcorn LLC is not finalized. Please include the disclosures required by FASB ASC 805-10-50-6.

34.   Please provide additional disclosure regarding your purchase price allocation for the acquisition of SkinnyPop Popcorn LLC to include a qualitative description of the factors that make up the goodwill recognized. Refer to FASB ASC 805-30-50-1a.

35.   In connection with your acquisition, we note that you entered into agreements which included contingent compensation dependent on your achievement of certain benchmarks during the period from January 1, 2015 through December 31, 2015. Please tell us how you determined that this arrangement constitutes compensation rather than consideration transferred to acquire SkinnyPop Popcorn LLC. Refer to FASB ASC 805-10-25-21 and 805-10-55-24 – 55-25.

36.   Please tell us why the pro forma information for the fiscal year ended December 31, 2014 was adjusted to exclude non-recurring acquisition-related expenses while the pro forma year ended December 31, 2013 was adjusted to include these charges.

Note 2. Summary of Significant Accounting Policies, page F-9

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page F-13

37.   Your disclosure regarding the use of estimates makes reference to product returns. Please expand the discussion of your accounting policies related to net sales to disclose your return policy and to explain the related accounting treatment. Refer to FASB ASC 605-15-25.

Note 14. Equity-Based Compensation, page F-24

38.   You state that the Class C-1 and C-2 units granted as equity-based compensation awards represent profits interests. Please explain this conclusion and tell us how it affected your accounting for these awards. In addition, please tell us about the performance hurdle

related to a tiered distribution for the Class C-2 units, including the resulting impact from your planned offering.

Note 15. Subsequent Events, page F-28

39.   We note that you acquired Paqui, LLC on April 27, 2015. Please provide financial statements related to this acquisition or provide us with an analysis showing why these financial statements are not required. Refer to Rule 3-05 of Regulation S-X.

Exhibits

40.   Please re-file Exhibit 10.9 to include the omitted Schedules and Exhibits to the Credit Agreement dated July 17, 2014.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief